SEC Mail Processing Section

FEB 2 6 2010

Washington, DC 110

10027517

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17a-5 PART III

SEC FILE NUMBER
8-34084

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M&I Financial Advisors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 East Kilbourn Avenue, Suite 200
(No. and street)

Milwaukee	**Wisconsin**	**53202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Crain, Jr., Senior Vice President **(414) 765-8195**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 East Wells Avenue	**Milwaukee**	**WI**	**53202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, William J. Crain Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&I Financial Advisors, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name William J. Crain Jr.
Title Senior Vice President

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
X	(m)	A Copy of the SIPC Supplemental Report (Filed Separately)
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditor's Supplemental Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M&I Financial Advisors, Inc.

(SEC I.D. 8-34084)

Financial Statements as of and for the
Year Ended December 31, 2009
Supplemental Schedules as of and for the
Year Ended December 31, 2009 and,
Independent Auditors' Report, and
Supplemental Report on Internal Control

Deloitte.

Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
M&I Financial Advisors, Inc.
Milwaukee, Wisconsin

We have audited the accompanying statements of financial condition of M&I Financial Advisors, Inc. (the "Corporation"), a wholly owned subsidiary of Marshall & Ilsley Corporation, as of December 31, 2009, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Corporation at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Corporation's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2010

M&I FINANCIAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 8,239,863
SECURITIES OWNED, AT FAIR VALUE	12,745,674
RECEIVABLE FOR INVESTMENT SECURITIES SOLD	2,412,525
OTHER RECEIVABLES	2,067,756
PREPAID EXPENSES	347,886
CAPITALIZED INTERNAL USE SOFTWARE	540,722
EQUIPMENT	207,289
DEFERRED TAX ASSET	1,106,455
GOODWILL	114,944
TOTAL	$27,783,114

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable for securities purchased	$ 1,568,841
Accounts payable and accrued expenses	1,741,529
Accounts payable to affiliates	654,306
Notes payable — affiliate	8,393,220
Total liabilities	12,357,896
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value — issued and outstanding, 2,500 shares	2,500
Additional paid-in capital	7,435,873
Accumulated other comprehensive loss	(107,317)
Retained earnings	8,094,162
Total stockholder's equity	15,425,218
TOTAL	$27,783,114

See notes to financial statements.

M&I FINANCIAL ADVISORS, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE:	
Sale of investment company shares	$14,422,600
Annuity commissions	11,151,748
Managed money fee income	7,074,900
Securities commissions	2,462,178
Insurance commissions	1,647,572
Net trading gains	867,980
Intercompany service fees	528,520
Interest	152,626
Other	792,834
Total revenue	39,100,958
EXPENSES:	
Salaries and benefits	21,355,289
Referral charges	7,023,757
Intercompany service charges	2,005,662
Occupancy and equipment	738,897
Clearance	610,081
Communications	158,926
Other	3,749,073
Total expenses	35,641,685
INCOME BEFORE PROVISION FOR TAXES	3,459,273
PROVISION FOR TAXES	1,219,689
NET INCOME	$ 2,239,584

See notes to financial statements.

M&I FINANCIAL ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
BALANCE — January 1, 2009	$2,500	$7,037,671	$ 14,017	$5,854,578	$12,908,766
Net income				2,239,584	2,239,584
Share-based compensation		398,202			398,202
Unrealized loss on funded status of defined benefit postretirement plan			(121,334)		(121,334)
BALANCE — December 31, 2009	$2,500	$7,435,873	$(107,317)	$8,094,162	$15,425,218

See notes to financial statements.

M&I FINANCIAL ADVISORS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES:	
Net income	$ 2,239,584
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	317,060
Deferred taxes	(178,609)
Gain on disposal of equipment	(591)
Share-based compensation expense	398,202
Funded status of APBO	(121,334)
Changes in assets and liabilities:	
Securities owned	(12,745,674)
Receivable for investment securities sold	(2,412,525)
Other receivables & other assets	(336,154)
Accounts payable for securities purchased	1,568,841
Other accounts payable and accrued expenses	114,655
Net cash used by operating activities	(11,156,545)
INVESTING ACTIVITIES:	
Additions to capitalized internal use software	(169,453)
Proceeds from the sale of equipment	13,733
Purchase of equipment	(65,186)
Net cash used in investing activities	(220,906)
FINANCING ACTIVITIES:	
Net increase in notes payable — affiliates	8,393,220
Net cash used in financing activities	8,393,220
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,984,231)
CASH AND CASH EQUIVALENTS:	
Beginning of year	11,224,094
End of year	$ 8,239,863
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:	
Interest paid during year	$ 54,581
Income taxes paid during year	$ 1,175,576

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — M&I Financial Advisors, Inc. (the "Corporation") is a wholly owned subsidiary of Marshall & Ilsley Corporation ("M&I"). The Corporation is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulation Authority, Inc.

The Corporation offers and sells mutual funds, variable annuities, and unit investment trusts for its customers which are cleared on a direct and fully disclosed basis. The Corporation acts as an introducing brokerage firm in the offer and sale of equity and debt securities, which are cleared on a fully disclosed basis. The Corporation also offers and sells life and long-term care insurance products.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash equivalents include investments in money market mutual funds. As of December 31, 2009, $7,780,892 of the total cash and cash equivalents balance was invested in the Federated Money Market Mutual Fund, which represents a concentration of credit risk. As of December 31, 2009, $458,971 was invested in M&I demand deposit accounts.

Securities Transactions — The Corporation buys and sells as agent for its customers on a fully disclosed basis. Securities transactions and the related commission revenues are recorded on a settlement-date basis, which is not materially different from a trade-date basis. Securities owned by the Corporation are carried at fair value and the resulting realized and unrealized gains and losses are included in trading gains on the Statement of Operations.

Fair Value Measurement — The Corporation has adopted the Fair Value Measurements and Disclosures topic of the FASB Accounting Standards Codification (the "Codification"). The guidance clarifies the definition of fair value for financial reporting purposes, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurement. The three levels of the fair value hierarchy under the guidance are described below:

Level 1 — quoted prices in active markets for identical securities

Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 — significant unobservable inputs (including the Corporation's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

As of December 31, 2009, the Corporation's securities owned measured at fair value consisted of the following:

	Level 1	Level 2	Level 3
U.S. government securities	$	$ 5,089,000	$
Municipal Variable Rate Demand Notes		4,000,000	
Taxable Variable Rate Demand Notes		3,656,674	
Total	$	$ 12,745,674	$

When available, the Corporation uses quoted market prices to determine the fair value of trading investment securities. For the Corporation's investments in government agencies, mortgaged-backed securities and obligations of states and political subdivisions where quoted prices are not available for identical securities in an active market, the Corporation determines fair value utilizing vendors who apply matrix pricing for similar bonds where no price is observable or may compile prices from various sources. These models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Fair value from these models are verified, where possible, to quoted prices for recent trading activity of assets with similar characteristics to the security being valued.

Equipment — Equipment is recorded at cost and depreciated on the straight-line method over periods ranging from three to ten years. Maintenance and repairs are charged to expense as incurred. Depreciation expense for equipment was $156,568 in 2009 and accumulated depreciation at December 31, 2009 was $368,722.

Capitalized Internal Use Software — The Corporation capitalizes costs for software that will be used solely for its operations following the criteria of Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Accordingly, the costs of this internal use software are capitalized beginning at the software application development phase. Capitalized internal use software costs are amortized using the straight-line method over a 60-month period. Amortization expense for the capitalized internal software was $160,492 in 2009 and accumulated amortization at December 31, 2009 was $1,410,236.

Goodwill — Goodwill is not amortized but is evaluated at least annually for impairment or more frequently should events occur that would indicate impairment has occurred. The Corporation performed its annual test for impairment as of June 30, 2009. The Corporation has concluded that there continues to be no impairment with respect to goodwill. As of December 31, 2009, the goodwill balance was $114,944.

Income Taxes — The Corporation is included in the consolidated income tax returns of M&I. M&I charges or credits the Corporation for its share of its consolidated income tax liability attributable to the Corporation's taxable income or loss as if the Corporation filed a separate income tax return. Deferred income taxes are accounted for using the "asset and liability" method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be realized.

The Corporation had adopted the Income Tax topic of the Codification concerning uncertainty in income taxes. This guidance addresses the accounting for uncertainty in income taxes and establishes for all entities a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction). The Corporation recognizes tax benefits only if it is more likely than not that a tax position (including the Corporation's assertion that its income is exempt from tax) will be sustained upon examination. The Corporation had no material uncertain tax positions and has not recorded a liability for unrecognized tax benefits as of December 31, 2009.

Share-Based Compensation — Corporation employees participate in the Executive Stock Option and Restricted Stock plans of M&I, which provide for the grant of nonqualified and incentive stock options and rights to purchase restricted shares to key employees and directors. Corporation employees also participate in the qualified Employee Stock Purchase Plan (ESPP) of M&I. The amounts presented herein are the allocated costs related to options held by Corporation employees.

2. TRANSACTIONS WITH RELATED PARTIES

The Corporation has management and services agreements that govern certain related-party arrangements with M&I affiliates, whereby the Corporation receives revenue from commissions on sales of mutual fund and trust assets and other fees charged to M&I affiliates for ancillary services. In addition, the Corporation pays a referral commission to M&I affiliates on products sold through the affiliates on behalf of the Corporation. Also, M&I and M&I affiliates charge the Corporation for occupancy and other ancillary services. In 2009, the Corporation recorded the following transactions with M&I and M&I affiliates. These transactions may not be reflective of those that would have been incurred between unrelated parties.

	Revenue (Expense)
Managed money fee income	$ 7,074,900
Sale of investment company shares	2,169,462
Securities commissions	400,306
Intercompany service fees:	
Nonbank service fees	408,520
Mutual fund distribution management fee income	120,000
Salaries and benefits	207,568
Referral charges	(7,004,703)
Occupancy and equipment	(402,743)
Intercompany service charges:	
Management services fees	(1,545,022)
Bank service charges	(460,640)
Other expense:	
Share-based compensation	(398,202)
Interest expense on notes payable	(47,933)

Related to the Corporation's participation in the Executive Stock Option Plan, Restricted Stock Plan, and ESPP of M&I, the Corporation is allocated its share of share-based compensation expense, which was $398,202 in 2009. That cost is measured based on the fair value of the equity or liability instruments issued.

The Corporation leases office space from M&I and paid $402,743 to M&I in 2009, related to the lease. The lease is a 12-month lease with annual renewal options.

The Corporation maintains a $25 million line of credit with an M&I affiliate for the purpose of supporting the securities trading activities. The outstanding balance is classified on the Statement of Financial Condition as Notes payable — affiliate and was $8,393,220 as of December 31, 2009. During 2009, the Corporation paid $47,933 in interest on the note.

3. NET CAPITAL AND OTHER REQUIREMENTS

As a registered broker-dealer, the Corporation is subject to the requirements of Rule 15c3-1 (the "net capital" rule) of the Securities and Exchange Commission, which requires aggregate indebtedness to net capital, as defined, not to exceed 15.0 to 1.0. As of December 31, 2009, the Corporation's ratio of aggregate indebtedness to net capital was 0.25 to 1.0, and net capital, as defined, was $9,411,769, which was in excess of the required net capital of $250,000.

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, the customer protection rule, under subparagraph (k)(2)(ii).

4. INCOME TAXES

The Corporation files income tax returns in the United States (as part of the M&I consolidated return) and various state jurisdictions. With limited exceptions, the Corporation is no longer subject to examinations by federal taxing authorities for taxable years before 2007 and state taxing authorities for taxable years before 2004.

The Corporation does not anticipate that within 12 months of December 31, 2009, the total amount of unrecognized tax benefits will significantly increase or decrease due to any separate tax position.

As of December 31, 2009, there were no unrecognized tax benefits.

The Corporation recognizes accrued interest related to unrecognized tax benefits and penalties as income tax expense.

The current and deferred portions of the provision for income taxes for the year ended December 31, 2009, is as follows:

Current:	
Federal	$ 1,192,299
State	205,999
	1,398,298
Deferred:	
Federal	(158,990)
State	(19,619)
	(178,609)
Total provision for taxes	$ 1,219,689

The difference between the Corporation's effective income tax rate and the statutory federal income tax rate of 35% is attributable primarily to state income taxes, net of federal benefit.

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2009 are as follows:

Deferred tax assets:	
Accrued postretirement benefits	$ 59,839
Deferred compensation	314,394
Stock option and ESPP compensation	548,879
Pension	236,921
Accumulated other comprehensive income	97,547
Other	73,220
Total deferred tax assets	1,330,800
Deferred tax liabilities:	
Capitalized software	204,075
Other	20,270
Total deferred tax liabilities	224,345
Net deferred tax asset	$ 1,106,455

The Corporation has not provided a valuation allowance related to the deferred tax assets as of December 31, 2009, as it is more likely than not that the benefits will be realized in future years.

5. EMPLOYEE SHARE-BASED PAYMENTS

M&I has equity incentive plans which provide for the grant of nonqualified and incentive stock options, stock appreciation rights, rights to purchase shares of restricted stock and the award of restricted stock units to key employees and directors of M&I at prices ranging from zero to the market value of the shares at the date of grant. The equity incentive plans generally provide for the grant of options to purchase shares of M&I's common stock for a period of ten years from the date of grant. Stock options granted generally become exercisable over a period of three years from the date of grant. However, stock options granted to directors of M&I vest immediately and certain stock options provide accelerated or immediate vesting for grants to individuals who meet certain age and years of service criteria at the date of grant. Restrictions on stock or units issued pursuant to the Equity Incentive Plans generally lapse within a three to seven year period.

M&I also has a qualified ESPP gives employees who elect to participate in the plan the right to acquire shares of M&I's common stock at the purchase price, which is 85% of the fair market value of M&I's common stock on the last day of each three-month period within the one-year offering period that extends from July 1 to June 30. Under the current plan, 1,409,358 shares was purchased for the year ended December 31, 2009. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one-year offering period.

Under the fair value method of accounting, compensation cost is measured at the grant date based on the fair value of the award using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends, and the risk-free interest rate over the expected life of the option. The resulting compensation cost for stock options that vest is recognized over the service period, which is usually the vesting period.

Activity relating to nonqualified and incentive stock options was:

	Number of Shares	Option Price Per Share	Average Exercise Price
Shares under option — December 31, 2008	348,352	$10.68–$36.82	$ 26.68
Options granted	62,450	5.21–5.21	5.21
Options lapsed or surrendered	(21,489)	5.21–36.82	24.91
Options exercised	-	-	-
Options transferred	-	-	-
Shares under option — December 31, 2009	389,313	$5.21–$35.98	$ 23.34

The grant date fair values and assumptions used to determine such value at December 31, 2009 is as follows:

Risk–free interest rates	2.27%–2.27%
Expected volatility	51.90%–51.90%
Expected term (in years)	6.50–7.27
Expected dividend yield	2.26%–2.26%

The total intrinsic value of nonqualified and incentive stock options exercised during 2009 is $0. The weighted-average fair value of options granted during 2009 is $2.19.

There was approximately $424,832 of total unrecognized compensation expense related to unvested nonqualified and incentive stock options at December 31, 2009. The total unrecognized compensation expense will be recognized over a weighted-average period of 1.48 years. For awards with graded vesting, compensation expense was recognized using an accelerated method prior to the adoption of the *Compensation- Stock Compensation* topic of the Codification, and is recognized on a straight-line basis for awards granted after the effective date.

For the year ended December 31, 2009, the expense for nonqualified and incentive stock options that is included in salaries and benefits expense in the statement of income amounted to $327,199. This amount is considered noncash expense for the statement of cash flow purposes.

The compensation cost per share for the ESPP was $0.99 for the plan year ended December 31, 2009. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one-year offering period. The total shares to be purchased are estimated at the beginning of the plan period based on total expected contributions for the plan period and 85% of the market price at that date. For the year ended December 31, 2009, the total expense for the ESPP that is included in salaries and benefits expense in the statement of income amounted to $71,003. This amount is considered noncash expense for the statement of cash flow purposes.

6. EMPLOYEE RETIREMENT AND HEALTH PLANS

M&I has a defined contribution plan that consists of a retirement component and an incentive savings component in which the Corporation is a participant and that covers substantially all of the Corporation's employees. The retirement component provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At M&I's option, an additional profit-sharing amount may

also be contributed to the retirement component and may vary from year to year up to a maximum of 6% of eligible compensation. Under the incentive savings component, employee contributions up to a maximum of 6% of eligible compensation are matched up to 50% by M&I based on M&I's return on equity as defined by the plan. Total expense of the Corporation relating to these plans was $898,064 in 2009.

The Corporation is a member of the M&I health benefit plan. The consolidated M&I accumulated postretirement benefit obligation as of December 31, 2009 totaled $63,929,948. The 2009 net periodic postretirement benefit expense was $46,992, representing the Corporation's portion of the overall M&I consolidated 2009 postretirement expense of $1,875,567. The overall consolidated M&I fair value of health benefit plan assets at December 31, 2009 is $35,910,287. The overall consolidated M&I unfunded status of the health benefit plan as of December 31, 2009 is $28,019,661. The amount recorded in accumulated other comprehensive income of ($121,334) represents the Corporation's share of the net actuarial loss and prior-service cost related to the health plan.

The postretirement benefit obligation and annual expense is allocated to the Corporation based upon the average claim experience for the consolidated M&I health plan and the demographics of the subsidiaries' employees and retirees. The assumed health care cost trend for 2010 is 7.5% for pre-age 65 and post-age 65 retirees. The rate was assumed to decrease gradually to 5.0% for pre-age 65 and for post-age 65 retirees in 2014 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would increase the December 31, 2009, consolidated M&I accumulated obligation by approximately $5,883,000, and the 2009 consolidated M&I postretirement expense by $498,000.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation in 2009 is 5.44%.

7. COMMITMENTS AND CONTINGENCIES

The Corporation has provided a guarantee to its clearing broker. Under the agreement, the Corporation has agreed to indemnify the clearing broker for customers introduced by the Corporation that are unable to satisfy the terms of their contracts. The Corporation's liability under these arrangements is not quantifiable. However, management believes the potential for the Corporation to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

As a broker-dealer, the Corporation is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional, and individual investors. A significant portion of the Corporation's transactions are on a principal basis and are subject to the risk of counterparty nonperformance. The Corporation's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Corporation. The Corporation's liability under these arrangements is not quantifiable. However, the potential for the Corporation to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Corporation believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

8. SUBSEQUENT EVENTS

In preparing these financial statements, the Corporation has evaluated events and transactions for potential recognition or disclosure resulting from subsequent events through February 24, 2010, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosure and/or adjustments.

* * * * * *

SUPPLEMENTAL SCHEDULES

M&I FINANCIAL ADVISORS, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2009

Total stockholder's equity	$15,425,218
NONALLOWABLE ASSETS:	
Trailer fees receivable	675,844
Receivables from affiliates	911,365
Equipment — net	207,289
Deferred tax asset	1,106,455
Capitalized internal use software	540,722
Other nonallowable assets	2,141,474
	5,583,149
NET CAPITAL BEFORE SECURITIES HAIRCUTS	9,842,069
HAIRCUTS ON SECURITIES	430,300
NET CAPITAL	$ 9,411,769
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE INDEBTEDNESS)	$ 159,723
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 9,161,769
EXCESS NET CAPITAL AT 1000%	$ 9,111,769
TOTAL AGGREGATE INDEBTEDNESS	$ 2,395,835
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	25 %

The amount of net capital in this Schedule g is in agreement in all material respects with the unaudited Focus Report, Part IIA FORM X-17A-5, filed by the Corporation on January 14, 2010.

SCHEDULE h

M&I FINANCIAL ADVISORS, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under the provision of subparagraph (k)(2)(ii). All customer transactions are cleared through Pershing LLC, division of The Bank of New York Mellon Corporation.

Deloitte.

Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

February 24, 2010

To the Board of Directors of
M&I Financial Advisors, Inc.:

In planning and performing our audit of the financial statements of M&I Financial Advisors, Inc. (the "Corporation"), a wholly owned subsidiary of Marshall & Ilsley Corporation, as of and for the year ended December 31, 2009 (on which we issued our report dated February 24, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP